EXHIBIT 99.2

ABITIBI-CONSOLIDATED AND BOWATER ANNOUNCE

BOARD OF DIRECTORS FOR ABITIBIBOWATER INC.

MONTRÉAL, QUÉBEC and GREENVILLE, SOUTH CAROLINA, October 23, 2007 – Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A) and Bowater Incorporated (NYSE: BOW, TSX: BWX) today announced the expected composition of the new Board of Directors for AbitibiBowater Inc., following the combination of Abitibi-Consolidated and Bowater. The board composition is subject to the appointment of directors following the completion of the combination. The proposed combination has now received all necessary regulatory approvals, including those from the United States Department of Justice, the Canadian Competition Bureau, the Federal Minister of Industry under the Investment Canada Act, and the Québec Superior Court, as well as approvals from shareholders of Abitibi-Consolidated and Bowater.

The fourteen-member board will include seven directors from each company’s current board:

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John Q. Anderson, Chairman and CEO of BigWheel Partners Inc., a private equity investment affiliate of Fenway Partners Inc. Mr. Anderson is a director of Abitibi-Consolidated, Panther Expedited Services, Inc. and Gemini Traffic Sales, Inc. He is also Chairman of the Board of Directors of RoadLink USA, Inc. Mr. Anderson will serve on AbitibiBowater’s Human Resources and Compensation, and Environment, Health and Safety board committees.

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Hans P. Black, Chairman of the Board of Interinvest Consulting Corporation of Canada, a global money management firm with offices in Montréal, Boston, Bermuda and Switzerland. In addition to the Abitibi-Consolidated board, Mr. Black serves on the boards of directors of Amorfix Life Sciences Ltd, RPMH Global Marco Fund, Wi2Wi Inc., Les Aliments SoYummi Inc. and the Montréal Heart Institute Foundation. Mr. Black will serve as member of AbitibiBowater’s Nominating and Governance, and Audit board committees.

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Jacques Bougie, President and Chief Executive Officer of Alcan Inc. from 1993 to 2001, and current Chair of Abitibi-Consolidated. He also serves on the boards of directors of Nova Chemicals Inc. and McCain Foods Ltd. Mr. Bougie was made an Officer of the Order of Canada in 1994. He will chair the Nominating and Governance Committee of AbitibiBowater’s Board of Directors, as well as serve as member of the Human Resources and Compensation Committee.

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William E. Davis, Chairman of the Board of Directors and Chief Executive Officer of Niagara Mohawk Power Corporation from May 1993 to February 2002. He serves on the boards of directors of Abitibi-Consolidated and Consol Energy Inc. Mr. Davis will serve as member of AbitibiBowater’s Nominating and Governance, and Human Resources and Compensation board committees.

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Richard B. Evans, President and Chief Executive Officer and director of Alcan Inc. since March 2006, and director of Bowater. In connection with Alcan’s pending acquisition by Rio Tinto PLC of London, U.K., Mr. Evans has agreed to continue as chief executive of the companies’ combined aluminum business and as an executive director of Rio Tinto PLC. Mr. Evans will serve as member of AbitibiBowater’s Nominating and Governance, and Human Resources and Compensation board committees.

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Gordon D. Giffin, Senior Partner with the law firm McKenna, Long & Aldridge LLP. Mr. Giffin served as U.S. Ambassador to Canada from August 1997 to April 2001. He is a member of the boards of directors of Bowater, Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Natural Resources Limited, TransAlta Corporation and Ontario Energy Savings Ltd. He is also on the Board of Advisors for Kissinger McLarty Associates. Mr. Giffin will serve on AbitibiBowater’s Audit, and Environment, Health and Safety board committees.

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Ruth R. Harkin, Senior Vice President, International Affairs and Government Relations, of United Technologies Corporation (UTC) and Chair of United Technologies International from June 1997 to February 2005. Ms. Harkin serves on the boards of directors of Bowater and ConocoPhillips. She is also a member of the State of Iowa Board of Regents. Ms. Harkin will serve as member of AbitibiBowater’s Nominating and Governance, and Human Resources and Compensation board committees.

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Lise Lachapelle, President and Chief Executive Officer of the Canadian Pulp and Paper Association from 1994 until January 2002. Ms. Lachapelle serves on the boards of Abitibi-Consolidated, Industrial Alliance Insurance and Financial Services Inc., Russel Metals Inc., Innergex Power Trust, BNP-Paribas (Canada) and Mirabaud Canada Inc. She will chair the Environment, Health and Safety Committee of AbitibiBowater’s Board of Directors, as well as serve as member of the Audit Committee.

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Gary J. Lukassen, Executive Vice President and Chief Financial Officer of Hudson’s Bay Company (HBC) from 1989 until his retirement in 2001. Mr. Lukassen serves on the boards of Abitibi-Consolidated, The North West Company and Spinrite Income Fund. Mr. Lukassen will serve on AbitibiBowater’s Audit, and Environment, Health and Safety board committees.

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David J. Paterson, Chairman, President and Chief Executive Officer of Bowater and future President and Chief Executive Officer of AbitibiBowater. With nearly 30 years of experience in the forest products industry, Mr. Paterson joined Bowater in 2006 following his tenure at Georgia-Pacific Corporation, where he held a number of senior executive positions. Mr. Paterson is a member of the Bowater board and of the board of the Peace Center for the Performing Arts.

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John A. Rolls, Managing partner of Core Capital Group, LLC, of New York. Mr. Rolls serves as a director of Bowater, FuelCell Energy, Inc. and MBIA Inc. Mr. Rolls will chair the Audit Committee of AbitibiBowater’s Board of Directors, as well as serve as member of the Nominating and Governance Committee.

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Bruce W. Van Saun, Vice Chairman and Chief Financial Officer, The Bank of New York Mellon. He is a representative to the Financial Services Roundtable, chair of the Bucknell University Business Advisory Board and a member of the Bowater board. Mr. Van Saun will serve on AbitibiBowater’s Audit, and Environment, Health and Safety board committees.

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John W. Weaver, President and Chief Executive Officer of Abitibi-Consolidated and future Executive Chairman of AbitibiBowater. Mr. Weaver held a number of senior executive positions in operations and sales prior to being appointed President and CEO of Abitibi-Consolidated. He has over 30 years of experience in the forest products industry. Mr. Weaver is a member of the Abitibi-Consolidated board, the chair of both the Forest Products Association of Canada (FPAC) and FPInnovations, and a director of the U.S. Endowment for Forestry and Communities.

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Togo D. West, Jr., Chairman of TLI Leadership Group. He served as Secretary of the United States Army from 1993 to 1998 and Secretary of United States Department of Veterans Affairs from 1998 to 2000. Mr. West serves as a director of Krispy Kreme Doughnuts, Inc., is Chairman of the Board of Noblis Corporation, and is a member of the Bowater board. Mr. West will chair the Human Resources and Compensation Committee of AbitibiBowater’s Board of Directors, as well as serve as member of the Environment, Health and Safety Committee.

Abitibi-Consolidated and Bowater also announced that each company will release their respective third quarter 2007 results before the markets open on Tuesday, November 6, 2007. Further information regarding the companies' earnings calls for analysts, and the manner in which the calls may be accessed, will be made available shortly.

The proposed combination, which was announced on January 29, 2007, is expected to close by the end of the month, following the completion of certain administrative formalities. The combined company will produce a wide range of newsprint and commercial printing papers, market pulp and wood products. It will be the eighth largest publicly traded pulp and paper manufacturer in the world. Following the required divestiture agreed to with the U.S. Department of Justice, AbitibiBowater will own or operate 31 pulp and paper facilities and 35 wood product facilities located in the United States, Canada, the United Kingdom and South Korea. It will also be among the world's largest recyclers of newspapers and magazines, and will have more third-party certified sustainable forest land than any other company in the world. The new company’s shares will trade under the stock symbol ABH on both the New York Stock Exchange and the Toronto Stock Exchange.

About Abitibi-Consolidated Inc.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of paper from landfills, and is an industry leader in Canada in terms of forest certification.

About Bowater Incorporated

Bowater is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also operates one converting facility and owns 9 sawmills. Bowater's operations are supported by approximately 708,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world's largest consumers of recycled newspapers and magazines.

Contacts

Investors: Abitibi-Consolidated Francesco Alessi Vice-President, Investor Relations and Taxation (514) 394-2341 falessi@abitibiconsolidated.com	Investors: Bowater Duane A. Owens Vice President and Treasurer (864) 282-9488
Media: Abitibi-Consolidated Seth Kursman Vice President, Communications and Government Affairs (514) 394-2398 seth_kursman@abitibiconsolidated.com	Media: Bowater Kathleen M. Bennett Vice President – Government Affairs, Communications and Environment (864) 282-9452 bennettkm@bowater.com

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “is subject to,” “will” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about the expected composition of the new Board of Directors for AbitibiBowater Inc., Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. This news release also includes information that has not been reviewed by either company’s independent auditors. All forward-looking statements in this news release are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.